Exhibit 12
CON-WAY INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Year Ended December 31,
(Dollars in thousands)

	2008		2007		2006		2005		2004
Earnings:
Income from continuing operations before income tax provision	$134,917		$242,646		$392,309		$352,356		$248,775
Add (deduct):
Loss (Income) from equity investment (1)	—		2,699		(52,599)		(16,061)		(18,253)
Interest expense, net of capitalized interest (2)	62,936		42,805		34,791		38,465		43,647
Interest component of rental expense (3)	12,012		8,711		7,384		7,733		6,590

Earnings as adjusted	$209,865		$296,861		$381,885		$382,493		$280,759

Fixed Charges:
Interest expense, net of capitalized interest (2)	$62,936		$42,805		$34,791		$38,465		$43,647
Capitalized interest	645		514		917		136		173
Dividend requirement on Series B Preferred Stock (4)	7,134		7,651		8,173		9,114		9,797
Interest component of rental expense (3)	12,012		8,711		7,384		7,733		6,590

Fixed Charges	$82,727		$59,681		$51,265		$55,448		$60,207

Ratio of Earnings to Fixed Charges	2.5	x	5.0	x	7.4	x	6.9	x	4.7	x

(1)	The year ended December 31, 2006, includes a gain of $41.0 million for the sale of Menlo Worldwide’s membership interest in its equity investment. In 2007, operating income included a $2.7 million first-quarter loss for the write-off of a receivable related to such sale.

(2)	Includes amortization of debt issuance cots classified in miscellaneous, net for periods prior to 2007

(3)	Estimate of the interest portion of lease payments.

(4)	Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by Con-way’s Retirement Savings Plan.